

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-mail
Joseph P. Payne
President and Chief Executive Officer
Eloqua Limited
1921 Gallows Road, Suite 250
Vienna, VA 22182

> **Re:** **Eloqua Limited**
> **Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-176484**

Dear Mr. Payne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information that now appears blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics.

3. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Prospectus Summary

General

4.   With respect to any other third-party statements, such as the market data from Forrester Research, Inc., Gartner, Inc. and IDC, please provide us with the relevant portions of such reports or other printed materials. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Our Solution, page 3

5.   Please provide quantitative or qualitative support for your statements, here and elsewhere in your prospectus, that you are "a leading provider of on-demand Revenue Performance Management," the "market leader," "innovator," "pioneer," and that the on-demand platform has "best-in-class" functionality.

Risk Factors, page 11

6.   You state in your introductory paragraph that "The risks and uncertainties described below are not the only ones we face." Please revise to clarify that all material risks known to you are presented in this section.

"We have a history of losses and may not achieve consistent profitability in the future," page 11

7.   It appears as though you have identified two separate risks under this one risk factor caption. Specifically, you state, "In addition, as a public company, we will incur additional legal, accounting and other expenses that we did not occur as a private company." It appears that you should address this risk under a separate risk factor caption.

"Our future performance will depend in part on the acceptance…," page 12

8.   Please revise to define RPM in this risk factor and in each risk factor where this term appears. The risk factor section is subject to the plain English requirements of Rule 421(d) and readers should not have to search other parts of the document to find the meaning of this term.

"Our brand and reputation are dependent on the continued participation and level of service of our third-party service providers," page 16

9.   You state that you currently utilize third-party service providers, which you are not able to control, and that they may harm your reputation and damage the brand loyalty among your customer base. To place this statement in context for investors, explain the services

provided by these third-party service providers or include an appropriate cross-reference to where this information can be located in your prospectus.

<u>"Interruptions or delays in service from our single third-party data center provider…," page 18</u>

10.   We note that you currently serve your customers from a single third-party data center hosting facility located in Toronto, Canada. Tell us the name of this provider and confirm that you have filed all material agreements with this provider as exhibits to your registration statement.

<u>"The enactment of legislation implementing changed in U.S. taxation…," page 31</u>

11.   Quantify your international business activities to place in appropriate context your statement regarding the "scale" of your international business activities.

<u>"If we fail to maintain proper and effective internal controls…," page 35</u>

12.   We note that you have identified four deficiencies in your internal control over financial reporting for the year ended December 31, 2010 and that you have taken steps to remediate the deficiencies. Please disclose what steps were taken to address these deficiencies and whether you believe these deficiencies have been remedied or whether they continue to exist. To the extent your disclosure is significantly expanded, consider whether a more detailed discussion of your internal control over financial reporting should be disclosed elsewhere in an appropriate location of the prospectus with a cross-reference in the risk factor discussion to the more detailed discussion.

<u>Industry and Market Data, page 40</u>

13.   Please explain your statement that the Garner report "represents data … as part of a syndicated subscription service, by Gartner, which are not representations of fact." In addition, as you know, the statements in the filing are the company's and it is responsible for the entire content of the registration statement. While you may include appropriate language about limits on the reliability of information included in your disclosure, you should avoid language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Accounting For Stock-Based Compensation</u>

<u>Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 56</u>

14.   Please expand your disclosure to include the probabilities you assigned to the various future liquidity events under the probability-weighted expected return method for each valuation date. In addition, tell us what consideration you gave to providing further disclosures and support for your significant quantitative assumptions. For example, we note the 35% discount rate used for all but the No Exit scenario, the lack of quantitative disclosure of rates of returns on comparable companies and the lack of disclosure as to how those comparable companies compare to companies used to estimate volatility.

15.   Please revise the table on page 58 to disclose the aggregate grant date fair value of the option grants.

16.   We note your disclosure that in estimating the fair value of 928,000 options granted on November 10, 2010 and 500,000 options granted on December 20, 2010 you considered an independent valuation report of your common stock as of August 31, 2010, which reflected a fair value of common stock of $0.93. We further note that an independent valuation report of your common stock as of December 31, 2010 reflected a fair value of common stock of $1.29. Revise your disclosure to clarify why you believe there was no meaningful change in your performance and common stock valuation since the August 31, 2010 valuation, taking into consideration the December 31, 2010 valuation.

17.   Please disclose the significant assumptions that impacted the change in valuation of your common stock between April 29, 2011 and July 1, 2011.

18.   When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Results of Operations, page 63

19.   Tell us what consideration you gave to providing explanations for the changes in your gross margins, or costs of revenues as a percentage of revenues, for all periods presented.

Comparison of Six Months Ended June 30, 2010 and 2011

Revenue, page 65

20.   Tell us what consideration you gave to disclosing the increase in revenue that resulted from existing customers and the increase that resulted from new customers, for all periods presented as well as the impact of pricing changes over the periods. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Comparison of Years Ended December 31, 2008, 2009 and 2010

Income Tax Benefit, (Expense), page 70

21.   Expand your discussion to disclose the changes in the nature or your foreign operations you are relying upon in determining that it is more likely than not that you will realize the non-U.S. deferred tax assets as of June 30, 2011. Disclose why you believe the positive evidence supporting your conclusion that a valuation allowance is not needed is commensurate with the extent to which it can be objectively verified. Revise your disclosure to provide discussion as to how your determination overcomes the significant negative evidence of cumulative losses in recent years. Describe known uncertainties surrounding your valuation allowance assumptions that you reasonably expect will have a material favorable or unfavorable impact on future results of operations.

22.   Please revise to provide discussion and analysis of the basis for the disproportionate relationship between geographic region revenues in Note 2. (w) Segment Reporting, page F-14 and Note (10) Income Taxes, page F-26, non-U.S. and U.S. pretax income (loss).

Business, page 79

23.   Please tell us and disclose the criteria you used in selecting the customers you identified by name on pages 80 and 92 and in the summary section. For example, tell us and disclose whether there is a minimum dollar value of sales you made to the companies you list. Then, confirm that the customers listed are current customers.

24.   Please clarify whether your references to your "base of over 1,000 customers" on pages 85 and 92 include only current customers or are based on a cumulative list of customers. Explain the meaning of "deep" customer relationships as referenced on page 84 and identify the companies you refer to as "the most successful and fastest growing companies."

Customer Case Studies, page 93

25.   Regarding the three case studies beginning on page 93, please provide us with a writing from an executive of each of these customers indicating that they have read the applicable prospectus text and that the prospectus text concerning their company and its experiences with your products and services is accurate and complete.

Alliances, page 95

26.   Please provide more detailed information about the nature of and economic terms of your various alliances. Where you reference companies by name, clarify whether you have a contractual arrangement with them and, to the extent material, disclose the terms. If you have no contractual arrangements with the companies identified by name, or the

Joseph P. Payne
Eloqua Limited
September 20, 2011
Page 6

arrangements you have are non-exclusive, please disclose this. Clarify what you mean by "technology relationships" with salesforce.com and Microsoft.

Operations, page 97

27.   Please tell us whether you have a hosting agreement with Verizon regarding the use of the datacenter and if so, disclose the material terms of that agreement. In addition, please file any such agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) or advise.

Legal Proceedings, page 101

28.   Please tell us whether the monetary relief sought by iHance in the complaint filed against you exceeds 10 percent of the current assets of Eloquoa Limited and Eloqua Corporation on a consolidated basis. Refer to Instruction 1 to Item 103 of Regulation S-K.

Executive Compensation

Cash Performance Bonuses, page 112

29.   You indicate that your named executive officers are eligible to receive annual cash incentive compensation that is generally tied to achievement of pre-established company-wide and individual performance metrics. Please revise to describe the elements of individual performance that were taken into consideration in establishing, for example, annual cash incentives, and any other elements of compensation for which individual performance was a factor.

Description of Capital Stock

Exchangeable Common Shares, page 135

30.   We note from your disclosure on page F-37 that upon the closing of this offering, you expect to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering. Ensure that you include corresponding disclosure in your Description of Capital Stock section, describing the terms on which the vote is to take place, the voting requirements as well as timeline expectations.

Underwriting, page 146

31.   Revise to provide in your table showing the commission and discounts applicable to the shares sold by the underwriters, the separate amounts to be paid by the company and the selling shareholders. Refer to paragraph Item 508(e) of Regulation S-K.

Consolidated Financial Statements for the Years Ended December 31, 2008, 2009 and 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2008, 2009 and 2010

(2) Significant Accounting Policies

(m) Revenue Recognition, page F-32

32.   We note your disclosure that consulting services are recognized as services are performed, and that when subcontractors are used to provide all or a portion of consulting services, the Company defers the direct subcontracting costs related to the consulting arrangement and amortizes these costs over the same time period as the consulting revenue is recognized. Please clarify what method you use to measure the completion of services and recognize revenue under these contracts, and why it is appropriate to defer subcontractor costs that have been incurred in providing the service. To the extent your policy is different prior to the adoption of FASB ASU 2009-13, please describe the differences. Please amend your disclosures as appropriate.

(8) Stockholders' Equity

(c)Warrants

(ii) Series C Redeemable Convertible Preferred Stock Warrants, page F-25

33.   We note your disclosure that your warrants to purchase Series C redeemable convertible preferred stock are classified as liabilities at fair value on the consolidated balance sheet. Please clarify why these warrants are required to be accounted for as liabilities. That is, tell us if you consider the Series C redeemable convertible stock to be mandatorily redeemable. If so, tell us why the Series C redeemable preferred stock is also not classified as a liability on the consolidated balance sheet.

(10) Income Taxes, page F-26

34.   We note your disclosure that during 2010, the valuation allowance for your non-U.S. deferred tax assets was reduced by $4.6 million due to a change in management's assessment of the Company's ability to realize these tax assets due to a change in the nature of your foreign operations. Please revise your disclosure to explain the change in the nature of your foreign operations, and how you considered the factors in ASC 740-10-30-16 through 25 in determining it was appropriate to remove the valuation allowance.

Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011

Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011

35.   Tell us what consideration you gave to including a description of the significant variations in the customary relationship between income tax expense and income before income taxes for the interim periods presented. Refer to ASC 740-270-50-1.

(1) Significant Accounting Policies

(f) Unaudited Pro forma Information, page F-37

36.   We note your disclosure that upon closing of the initial public offering, the Company expects to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering, and that for purposes of the pro forma balance sheet and the pro forma net loss per share attributable to common stockholders, all shares of exchangeable common stock have been treated as though they have converted to common stock of the Company at the beginning of the respective periods. Tell us what consideration you have given to only giving effect to events or transactions that are factually supportable and probable of occurring in your pro forma presentation.

(6) Subsequent Events, page F-41

37.   We note your disclosure on page 7 that you intend to affect a reverse split of your common stock. Please retrospectively adjust all share and per share amounts for all periods presented throughout your filing to reflect the reverse split in accordance with SAB Topic 4.C.

Undertakings, page II-5

38.   It appears that you have not included the undertakings required by Item 512(a). Please advise.

Exhibit Index

39.   On page F-24 in your Notes to the Consolidated Financial Statements, you refer to a Voting Trust Agreement, which provides that Gowlings Canada Inc. holds one share of special voting stock as trustee for the holders of the exchangeable common stock. Tell us what consideration you have given to filing such agreement with your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Christopher J. Austin, Esq.
        Goodwin Procter LLP